UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.46/LP 000/COP-M0000000/2025

Jakarta,	December 17, 2025

To
Board of Commissioners of the Indonesian Financial Services Authority Attn. Chief Executive of Capital Market Supervision Gedung Sumitro Djojohadikusumo Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re	:	Report on the Results of the Share Buyback Conducted in Compliance with Article 62 of Company Law No. 40/2007 ("Company Law")

To whom it may concern,

In order to comply with the provisions of Article 62 of the Company Law, and Article 3 Jo. Article 8 of the Financial Services Authority Regulation Number 29 of 2023 concerning the Repurchase of Shares Issued by Public Companies, the following information is hereby conveyed:

Company Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Type of Material Information of Facts	Report on the Results of the Share Buyback Conducted in Compliance with Article 62 of Company Law
2.	Date of Event	December 17, 2025
3.	Description of Material Information or Facts

Pursuant to Article 62 of the Company Law, each Shareholder has the right to request the Company to purchase their shares if they Voted Against on the Business Separation Agenda, which is one of the Agendas of the 2025 Extraordinary General Meeting of Shareholders of PT Telkom Indonesia (Persero) Tbk. that is Approval of the Company's plan to conduct a Partial Separation of Wholesale Fiber Connectivity Business and Assets (Phase-1) which is part of the plan to Transfer All Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia, a subsidiary whose shares are directly owned by the Company by 99.99%, in fulfillment of the provisions of Article 89 paragraph (1) and Article 127 paragraph (1) of Law Number 40 of 2007 concerning Limited Liability Companies as last amended by Law Number 6 of 2023 concerning the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 concerning Job Creation to Become a Law in conjunction with Article 25 paragraph (6) of the Company's Articles of Association.

In accordance with the Information Disclosure that we published on December 15, 2025, the Deadline for Submitting Statements of Intent to Sell in the context of the Share Buyback to fulfill the provisions of Article 62 of the UUPT ended on December 16, 2025 at 17:00 Western Indonesia Time, and there were no Shareholders who submit a Statement of Sale of Shares that we have received until the aforementioned deadline

4.	Impact of The Event	The Company considers that this Report on the Results of the Share Buyback will not have any material adverse impact on the Company’s business continuity.
5.	Other Informations	None.

Thus, we submit this information and thank you for your attention.

Best Regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary